Filed pursuant to Rule 433

Registration Nos. 333-186425

Private Bank

NOTES | DEPOSITS | CERTIFICATES | OTC DERIVATIVES

Structured Investments Offerings Brochure

June 2013

2	Citi Private Bank

Introduction to Structured Investments	3
Strategtic Investments

Callable Buffered Range Accrual Notes Linked to the Russell 2000® Index	4
Important Information for the Monthly Offerings	6

Overview of Key Benefits and Risks of Investments	7

Additional Considerations	8

For all offerings documented herein (other than the Market-Linked Certificates of Deposit):

Investment Products: Not FDIC Insured • No Bank Guarantee • May Lose Value

Offerings Brochure | June 2013	3

Introduction to Structured Investments

Allocating assets between a diversified, multi-asset class Strategic Portfolio and Opportunistic Portfolio can be a strategic way to achieve long-term investment goals and participate in the markets. Structured Investments may be a valuable part of either portfolio.

Structured Investments in a Strategic Portfolio

¡	Can be an important part of thoughtful portfolio construction by providing access to traditional global asset classes, including: fixed income, equities, real estate, commodities, and alternatives	¡	May leverage tactical market insights from Citi’s Office of the CIO and Global Investment Committee
		¡	May help align goals and risk levels

¡	Fits into Citi’s Adaptive Valuation Strategies, providing an innovative methodology for establishing a dynamic strategic asset allocation to potentially achieve long-term goals

Structured Investments in an Opportunistic Portfolio

¡	Can leverage the investment insights of Citi’s 88 trading desks across 160 countries	¡	Extremely flexible. Can be customized to provide exposure to untraditional market views or asset underlyers

¡	May be constructed through direct access to product specialists in Citi’s Institutional Client Group	¡	May be “alpha” driven, designed with the goal of market outperformance

4	Citi Private Bank

Strategic Investments

Callable Buffered Range Accrual Notes Linked to the Russell 2000® Index

Indicative Terms*

Issuer:	Citigroup Inc.
Underlying shares:	Russell 2000® Index
Stated principal amount:	$1,000 per note
Pricing date:	June , 2013 (expected to be June 21, 2013)
Issue date:	June , 2013 (three business days after the pricing date)
Maturity date:	Unless earlier redeemed, June , 2018 (expected to be June 26, 2018)
Payment at maturity:	Unless earlier redeemed, at maturity you will receive for each note you hold (in addition to the final interest payment, if any):

¡ If the final index level is greater than or equal to the buffer level:
$1,000
¡ If the final index level is less than the buffer level:
$1,000 x the index performance factor x 1.3333

If the final index level declines from the initial index level by more than 25%, you will lose 1.3333% of your investment for every 1% by which the decline exceeds 25%. Accordingly, the lower the final index level, the less benefit you will receive from the limited buffer offered by the securities against the depreciation of the underlying index. You should not invest in the notes unless you are willing and able to bear the risk of losing a significant portion of your investment.
Contingent quarterly interest payment:	For each accrual period, the notes will pay a contingent quarterly coupon at an annual rate equal to:

5.35% to 6.00% per annum (to be determined on the pricing date)	X	Accrual days during that accrual period Elapsed days during that accrual period

Interest payment dates:	The fifth business day following each valuation date, except that the final interest payment date will be the maturity date (or the earlier date on which we redeem the notes, if applicable).
Valuation dates:	The day (expected to be the 21st day) of each March, June, September and December, beginning September , 2013 (expected to be September 23, 2013), subject to postponement for non-index business days. We refer to the valuation date immediately preceding the maturity date as the “final valuation date,” which is subject to postponement for non-index business days and certain market disruption events.
Accrual period:	The period from but excluding the pricing date to and including the first valuation date, and each successive period from but excluding a valuation date to and including the next valuation date.
Accrual day:	An elapsed day on which the closing level of the underlying index is greater than the accrual barrier level
Elapsed day:	Each index business day during the relevant accrual period
Initial index level:	, the closing level of the underlying index on the pricing date
Final index level:	, the closing level of the underlying index on the final valuation date

For questions, please call your Private Banker

*The information listed above is not intended to be a complete description of all of the terms, risks and benefits of a particular investment. All maturities are approximate. All terms in brackets are indicative only and will be set on the applicable pricing date. All returns and any principal amount due at maturity are subject to the applicable issuer or guarantor credit risk, with the exception of the Market-Linked Certificates of Deposit which has FDIC insurance, subject to applicable limitations. Please refer to the relevant investment’s offering documents and related material(s) for additional information.

Offerings Brochure | June 2013	5

Buffer level:	75% of the initial index level
Accrual barrier level:	75% of the initial index level
Index performance factor:	The final index level divided by the initial index level. Because the index performance factor will only be calculated if the final index level is less than the buffer level, the index performance factor will be less than 75%.
Early redemption:	We have the right to redeem the notes, in whole and not in part, quarterly on any interest payment date on or after June , 2015 (expected to be June 29, 2015) upon not less than five business days’ notice. If we redeem the notes, you will receive an amount in cash equal to 100% of the stated principal amount of your notes, plus the interest payment due on the date of redemption, if any. If we redeem the notes prior to maturity, you will not receive any additional interest payments following the redemption.
CUSIP:	1730T0TS8
Listing:	The securities will not be listed on any securities exchange and, accordingly, may have limited or no liquidity. You should not invest in the notes unless you are willing to hold them to maturity.
Selling concession:	1.50%

Investor Profile

Investor Seeks:	Investor Can Accept:

¡ A medium-term equity index-linked investment	¡	A holding period of approximately 5 years
¡ Contingent coupon paid quarterly	¡	The possibility of losing a significant part of the principal amount invested if not held to maturity
	¡	The complete description of the risks associated with this investment as outlined in the “Risk Factors Relating to the Notes” section of the applicable preliminary pricing

For questions, please call your Private Banker

*The information listed above is not intended to be a complete description of all of the terms, risks and benefits of a particular investment. All maturities are approximate. All terms in brackets are indicative only and will be set on the applicable pricing date. All returns and any principal amount due at maturity are subject to the applicable issuer or guarantor credit risk, with the exception of the Market-Linked Certificates of Deposit which has FDIC insurance, subject to applicable limitations. Please refer to the relevant investment’s offering documents and related material(s) for additional information.

6	Citi Private Bank

Important Information for the Monthly Offerings

Investment Information

The investments set forth in the previous pages are intended for general indication only of the Structured Investments offerings. The issuer reserves the right to terminate any offering prior to its pricing date or to close ticketing early on any offering.

SEC Registered (Public) Offerings

Each issuer and guarantor, if applicable, has separately filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the SEC registered offerings by that issuer or guarantor, if applicable, to which this communication relates. Before you invest in any of the registered offerings identified in this Offerings Brochure, you should read the prospectus in the applicable registration statement and the other documents the issuer and guarantor, if applicable, have filed with the SEC for more complete information about that issuer, the guarantor, if applicable, and offerings. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.

For Registered Offerings Issued by: Citigroup Inc.

Issuer’s Registration Statement Number: 333-172562

Issuer’s CIK on the SEC Website: 0000831001

Alternatively, you can request a prospectus and any other documents related to the offerings, either in hard copy or electronic form, by calling toll-free 1-877-858-5407 or by calling your Private Banker.

The SEC registered securities described herein are not bank deposits but are senior, unsecured debt obligations of the issuer. The SEC registered securities are not insured or guaranteed by the Federal Deposit Insurance Corporation (“FDIC”) or any other governmental agency or instrumentality.

Offerings Brochure | June 2013	7

Overview of Key Benefits and Risks of Investments

Benefits

¡

Investors can access investments linked to a variety of underlying assets or indices, such as domestic and foreign indices, exchange-traded funds, commodities, foreign-exchange, interest rates, equities, or a combination thereof.

¡	Structured investments can offer unique risk/return profiles to match investment objectives, such as the amount of principal due at maturity, periodic income, and enhanced returns.

Risks

¡

The risks below are not intended to be an exhaustive list of the risks associated with a particular CitiFirst Structured Investment offering. Before you invest in any CitiFirst Structured Investment you should thoroughly review the particular investment’s offering document(s) and related material(s) for a comprehensive description of the risks and considerations associated with the particular investment.

¡	Potential for Loss

¡ The terms of certain investments provide that the full principal amount is due at maturity, subject to the applicable issuer or guarantor credit risk. However, if an investor sells or redeems such investment prior to maturity, the investor may receive an amount less than his/her original investment.

¡ The terms of certain investments provide that the payment due at maturity could be significantly less than the full principal amount and, for certain investments, could be zero. In these cases, an investor may receive an amount significantly less than his/her original investment and may receive nothing at maturity of the investment.

¡

Appreciation May Be Limited – Depending on the investment, an investor’s appreciation may be limited by a maximum amount payable or by the extent to which the return reflects the performance of the underlying asset or index.

¡

Issuer or Guarantor Credit Risk – All payments on CitiFirst Structured Investments are dependent on the applicable issuer’s or guarantor’s ability to pay all amounts due on these investments including any principal due at maturity and therefore investors are subject to the credit risk of the applicable issuer or guarantor.

¡

Secondary Market – There may be little or no secondary market for a particular investment. If the applicable offering document(s) so specifies, the issuer may apply to list an investment on a securities exchange, but it is not possible to predict whether any investment will meet the listing requirements of that particular exchange, or if listed, whether any secondary market will exist.

¡

Resale Value of a CitiFirst Structured Investment May be Lower than Your Initial Investment – Due to, among other things, the changes in the price of and dividend yield on the underlying asset, interest rates, the earnings performance of the issuer of the underlying asset, the applicable issuer or guarantor of the CitiFirst Structured Investment’s perceived creditworthiness, the investment may trade, if at all, at prices below its initial issue price and an investor could receive substantially less than the amount of his/her original investment upon any resale of the investment.

¡

Volatility of the Underlying Asset or Index – Depending on the investment, the amount you receive at maturity could depend on the price or value of the underlying asset or index during the term of the trade as well as where the price or value of the underlying asset or index is at maturity; thus, the volatility of the underlying asset or index, which is the term used to describe the size and frequency of market fluctuations in the price or value of the underlying asset or index, may result in an investor receiving an amount less than he/she would otherwise receive.

¡

Potential for Lower Comparable Yield – The effective yield on any investment may be less than that which would be payable on a conventional fixed-rate debt security of the same issuer with comparable maturity.

¡

Affiliate Research Reports and Commentary – Affiliates of the particular issuer may publish research reports or otherwise express opinions or provide recommendations from time to time regarding the underlying asset or index which may influence the price or value of the underlying asset or index and, therefore, the value of the investment. Further, any research, opinion or recommendation expressed within such research reports may not be consistent with purchasing, holding or selling the investment.

¡

The United States Federal Income Tax Consequences of Structured Investments are Uncertain – No statutory, judicial or administrative authority directly addresses the characterization of structured investments for U.S. federal income tax purposes. The tax treatment of a structured investment may be very different than that of its underlying asset. As a result, significant aspects of the U.S. federal income tax consequences and treatment of an investment are not certain. The offering document(s) for each structured investment contains tax conclusions and discussions about the expected U.S. federal income tax consequences and treatment of the related structured investment. However, no ruling is being requested from the Internal Revenue Service with respect to any structured investment and no assurance can be given that the Internal Revenue Service will agree with the tax conclusions and treatment expressed within the offering document(s) of a particular structured investment. Citigroup Global Markets Inc., its affiliates, and employees do not provide tax or legal advice. Investors should consult with their own professional advisor(s) on such matters before investing in any structured investment.

¡

Fees and Conflicts – The issuer of a structured investment and its affiliates may play a variety of roles in connection with the investment, including acting as calculation agent and hedging the issuer’s obligations under the investment. In performing these duties, the economic interests of the affiliates of the issuer may be adverse to the interests of the investor.

8	Citi Private Bank

Additional Considerations

Please note that the information contained in this brochure is current as of the date indicated and is not intended to be a complete description of the terms, risks and benefits associated with any particular structured investment. Therefore, all of the information set forth herein is qualified in its entirety by the more detailed information provided in the offering documents(s) and related material for the respective structured investment.

The structured investments discussed within this brochure are not suitable for all investors. Prospective investors should evaluate their financial objectives and tolerance for risk prior to investing in any structured investment.

Tax Disclosure

Citigroup Global Markets Inc., its affiliates and employees do not provide tax or legal advice. To the extent that this brochure or any offering document(s) concerns tax matters, it is not intended to be used and cannot be used by a taxpayer for the purpose of avoiding penalties that may be imposed by law. Any such taxpayer should seek advice based on the taxpayer’s particular circumstances from an independent tax advisor.

ERISA and IRA Purchase Considerations

Employee benefit plans subject to ERISA, entities the assets of which are deemed to constitute the assets of such plans, governmental or other plans subject to laws substantially similar to ERISA and retirement accounts (including Keogh, SEP and SIMPLE plans, individual retirement accounts and individual retirement annuities) are permitted to purchase structured investments as long as either (A) (1) no Citigroup Global Markets affiliate or employee is a fiduciary to such plan or retirement account that has or exercises any discretionary authority or control with respect to the assets of such plan or retirement account used to purchase the structured investments or renders investment advice with respect to those assets, and (2) such plan or retirement account is paying no more than adequate consideration for the structured investments or (B) its acquisition and holding of the structured in is not prohibited by any such provisions or laws or is exempt from any such prohibition.

However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the structured investments if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets or Morgan Stanley Smith Barney or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of structured investments by the account, plan or annuity. You should refer to the section “ERISA Matters” in the applicable offering document(s) for more information.

Distribution Limitations and Considerations

This document may not be distributed in any jurisdiction where it is unlawful to do so. The investments described in this document may not be marketed, or sold or be available for offer or sale in any jurisdiction outside of the U.S., unless explicitly stated in the offering document(s) and related materials. In particular:

WARNING TO INVESTORS IN HONG KONG ONLY: The contents of this document have not been reviewed by any regulatory authority in Hong Kong. Investors are advised to exercise caution in relation to the offer. If Investors are in any doubt about any of the contents of this document, they should obtain independent professional advice.

This offer is not being made in Hong Kong, by means of any document, other than (1) to persons whose ordinary business it is to buy or sell shares or debentures (whether as principal or agent); (2) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong (the “SFO”) and any rules made under the SFO; or (3) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong (the “CO”) or which do not constitute an offer to the public within the meaning of the CO.

There is no advertisement, invitation or document relating to structured investments, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to structured investments which are or are intended to be disposed of only to persons outside Hong Kong or only to the persons or in the circumstances described in the preceding paragraph.

WARNING TO INVESTORS IN SINGAPORE ONLY: This document has not been registered as a prospectus with the Monetary Authority of Singapore under the Securities and Futures Act, Chapter 289 of the Singapore Statutes (the Securities and Futures Act). Accordingly, neither this document nor any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the structured investments may be circulated or distributed, nor may the structured investments be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to the public or any member of the public in Singapore other than in circumstances where the registration of a prospectus is not required and thus only (1) to an institutional investor or other person falling within section 274 of the Securities and Futures Act, (2) to a relevant person (as defined in section 275 of the Securities and Futures Act) or to any person pursuant to section 275(1A) of the Securities and Futures Act and in accordance with the conditions specified in section 275 of that Act, or (3) pursuant to, and in accordance with the conditions of, any other applicable provision of the Securities and Futures Act. No person receiving a copy of this document may treat the same as constituting any invitation to him/her, unless in the relevant territory such an invitation could be lawfully made to him/her without compliance with any registration or other legal requirements or where such registration or other legal requirements have been complied with. Each of the following relevant persons specified in Section 275 of the Securities and Futures Act who has subscribed for or purchased structured investments, namely a person who is:

(a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, or

(b) a trust (other than a trust the trustee of which is an accredited investor) whose sole purpose is to hold investments and of which each beneficiary is an individual who is an accredited investor, should note that securities of that corporation or the beneficiaries’ rights and interest in that trust may not be transferred for 6 months after that corporation or that trust has acquired the structured investments under Section 275 of the Securities and Futures Act pursuant to an offer made in reliance on an exemption under Section 275 of the Securities and Futures Act unless:

(i) the transfer is made only to institutional investors, or relevant persons as defined in Section 275(2) of that Act, or arises from an offer referred to in Section 275(1A) of that Act (in the case of a corporation) or in accordance with Section 276(4)(i)(B) of that Act (in the case of a trust);

(ii) no consideration is or will be given for the transfer; or

(iii) the transfer is by operation of law.

Offerings Brochure | June 2013	9

Notes

10	Citi Private Bank

Notes

Offerings Brochure | June 2013	11

Notes

NOTES | DEPOSITS | CERTIFICATES | OTC DERIVATIVES

To discuss investment ideas and strategies, Private Bankers may call our sales team.

Private Investors should call their private banker.

Client service number for Private Bankers in the Americas:

+1 (212) 723-3916

For more information, please go to www.citifirst.com

“Russell 2000® Index” is a trademark of the Russell Investment Group and has been licensed for use by Citigroup Inc.

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